UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Commission File Number: 001-31221

Total number of pages: 12

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated May 14, 2004 regarding a notice of call for a shareholder resolution at the ordinary general meeting of shareholders regarding repurchase of shares.

2.	Press release dated May 14, 2004 regarding changes in executive positions.

3.	Press release dated May 14, 2004 regarding a liquidity of a subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 14, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

Notice of Call for a Shareholder Resolution

at the Ordinary General Meeting Regarding Repurchase of Shares

(Under Article 210 of the Japanese Commercial Code)

TOKYO, JAPAN, May 14, 2004—NTT DoCoMo, Inc. announced today that its board of directors decided to call for a resolution of its shareholders at the 13th annual general meeting of its shareholders scheduled on June 18, 2004 regarding the repurchase of its own shares.

1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment

2.	Details of share repurchase

(1) Class of shares: Common stock

(2) Number of shares to be repurchased: 2,500,000 shares (maximum)

(3) Aggregate price of shares to be repurchased: 600 billion yen (maximum)

(Note)

The above repurchase of shares is subject to the approval of DoCoMo’s shareholders at the 13th annual general meeting to be held on June 18, 2004.

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile:+81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 48 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 41 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

For Immediate Release

NTT DoCoMo Announces Changes in Executive Positions

TOKYO, JAPAN, May 14, 2004—NTT DoCoMo, Inc. announced today that it will propose at the 13th annual general meeting of its shareholders to make the following changes in executive positions, including members of the board of directors and statutory auditors, effective June 18, 2004.

1.	New Members of the Board of Directors (candidates)

(Name)	(Current Post)

Seijiro Adachi	Chief Executive Officer,
The Foundation for the Policyholders of Postal Office Life Insurance

Yoshiaki Ugaki	Senior Vice President,
NTT DoCoMo Kansai, Inc.

Seiji Tanaka	Advisor,
NTT DoCoMo, Inc.

Hiroaki Nishioka	General Manager,
Nagano Branch,
NTT DoCoMo, Inc.

Fumio Nakanishi	Advisor,
National Institute of Information and Communications Technology

Akio Ooshima	Senior Vice President,
NTT DoCoMo Kyushu, Inc.

Masatoshi Suzuki	General Manager,
Miyagi Branch,
NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION

Fumio Iwasaki	Senior Vice President,
NTT DoCoMo Chugoku, Inc.

Tsuyoshi Nishiyama	Managing Director of Radio Access Network
Engineering Department,
Network Division,
NTT DoCoMo, Inc.

2.	New Corporate Auditor (candidate)

(Name)	(Current Post)

Shoichi Matsuhashi	President,
DoCoMo Engineering Tohoku, Inc.

3.	Resigning Members of the Board of Directors

Senior Executive Vice President	Shiro Tsuda
Senior Executive Vice President	Toyotaro Kato
Executive Vice President	Kimio Tani
Executive Vice President	Kota Kinoshita
Executive Vice President	Kunio Ushioda
Executive Vice President	Noboru Inoue
Senior Vice President	Kunito Abe
Senior Vice President	Tamon Mitsuishi
Senior Vice President	Toshiharu Nishigaichi
Senior Vice President	Minoru Hyuga
Senior Vice President	Yoshiaki Noda

4.	Resigning Corporate Auditor

Corporate Auditor	Kiyoto Uehara

5.	Representative Directors of New Board (candidates)

1) President and Chief Executive Officer

(Name)	(Current Post)

Masao Nakamura	Senior Executive Vice President,
NTT DoCoMo, Inc.

2) Senior Executive Vice President

(Name)	(Current Post)

Masayuki Hirata	Executive Vice President,
NTT DoCoMo, Inc.

Kunio Ishikawa	Executive Vice President,
NTT DoCoMo, Inc.

Seijiro Adachi	Chief Executive Officer,
The Foundation for the Policyholders of Postal
Office Life Insurance

6.	Executive Vice President of New Board (candidates)

(Name)	(Current Post)

Kei-ichi Enoki	Executive Vice President,
NTT DoCoMo, Inc.

Yasuhiro Kadowaki	Executive Vice President,
NTT DoCoMo, Inc.

Takanori Utano	Senior Vice President,
NTT DoCoMo, Inc.

Kiyoyuki Tsujimura	Senior Vice President,
NTT DoCoMo, Inc.

Shunichi Tamari	Senior Vice President,
NTT DoCoMo, Inc.

Takashi Sakamoto	Senior Vice President,
NTT DoCoMo, Inc.

Shuro Hoshizawa	Senior Vice President,
NTT DoCoMo, Inc.

Yoshiaki Ugaki	Senior Vice President,
NTT DoCoMo Kansai, Inc.

7.	New Executives’ Positions and Organizational Responsibilities

Board Member’s Name	New Position(s) and Organizational Responsibilities

Masao Nakamura	· President and Chief Executive Officer

Masayuki Hirata	· Senior Executive Vice President · Managing Director of Global Business Division

· Public Relations Department

· Corporate Citizenship Office

· Personnel Development Department

· Customer Satisfaction Department

· Affiliated Companies Department

· Investor Relations Department (from July 1, 2004)

Kunio Ishikawa	· Senior Executive Vice President · Managing Director of Network Division · Information Systems Department

· Procurement and Supply Department · Intellectual Property Department

Seijiro Adachi	· Senior Executive Vice President

· Branches (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata)

Kei-ichi Enoki

· Executive Vice President

· Managing Director of Products & Services Division

· Managing Director of i-mode Business Division (until June 30, 2004)

· Managing Director of i-mode Business Department (until June 30, 2004)

· Managing Director of Mobile Multimedia Division (until June 30, 2004)

Yasuhiro Kadowaki	· Executive Vice President · Managing Director of General Affairs Department

Takanori Utano	· Executive Vice President · Managing Director of Research and Development Division · Chief Technical Officer

Kiyoyuki Tsujimura	· Executive Vice President · Managing Director of Corporate Strategy & Planning Department

Shunichi Tamari	· Executive Vice President · General Manager, Chiba Branch

Takashi Sakamoto	· Executive Vice President · Managing Director of Marketing Division

Shuro Hoshizawa	· Executive Vice President · Managing Director of Corporate Marketing Division

Yoshiaki Ugaki	· Executive Vice President · Managing Director of Accounts and Finance Department · Chief Financial Officer

Hideki Niimi	· Senior Vice President · Managing Director of Procurement and Supply Department

Yojiro Inoue	· Senior Vice President · General Manager, Marunouchi Branch

Harunari Futatsugi	· Senior Vice President · Managing Director of Personnel Development Department

Bunya Kumagai	· Senior Vice President · Managing Director of Sales Promotion Department, Marketing Division

Seiji Tanaka	· Senior Vice President · Deputy Managing Director of Corporate Marketing Division

Hiroaki Nishioka	· Senior Vice President · General Manager, Kanagawa Branch

Fumio Nakanishi	· Senior Vice President · Managing Director of DIG Promotion Office, General Affairs Department

Akio Ooshima	· Senior Vice President · Managing Director of Corporate Marketing Department II · Managing Director of System Marketing Department II (from July 1, 2004)

Masatoshi Suzuki	· Senior Vice President · Managing Director of Public Relations Department

Fumio Iwasaki	· Senior Vice President · Managing Director of Network Planning Department, Network Division

Tsuyoshi Nishiyama	· Senior Vice President · Managing Director of Radio Access Network Engineering Department, Network Division

Keiji Tachikawa	· Senior Vice President · Corporate Advisor

Masayuki Yamamura	· Senior Vice President

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 48 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 41 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

For Immediate Release

NTT DoCoMo to Liquidate a Subsidiary

TOKYO, JAPAN, May 14, 2004—NTT DoCoMo, Inc. (“DoCoMo”) announced today that it made a decision to liquidate its subsidiary, Trynotes, Inc. Details of the decision are as follows.

1.	Outline of the subsidiary

Company name:	Trynotes, Inc.

Address:	2-22-24 Akasaka Minato-ku, Tokyo

Representative:	Kouji Morita

Business:	Operation and maintenance of music distribution servers

Date established:	February 2000

Capital:	980 million yen

Number of shares issued:	19,600 shares

Fiscal year-end:	March 31

Number of employees:	5 (as of March 31, 2004)

Major business partner:	NTT DoCoMo, Inc.
NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION
Panasonic Mobile communications Co., Ltd.
NI and C Co., Ltd.
IBM Japan, Ltd.
Sony Corporation

Major Shareholder:	NTT DoCoMo, Inc. (55.0%)
Panasonic Mobile communications Co., Ltd. (20.0%)
Sony Corporation (20.0%)
ITOCHU Corporation (5.0%)

2.	Reasons for Liquidation

Although DoCoMo established Trynotes to provide support for mobile music distribution services, it was decided to liquidate the subsidiary due to changes within the business environment which have made continuation of the business difficult.

3.	Schedule

Liquidation is expected to be completed by December 2004.

4.	Impact on DoCoMo’s Results of Operations

The liquidation is not expected to have any significant impact on DoCoMo’s consolidated or non-consolidated results of operations. The liquidation does not affect the forecast of DoCoMo’s results of operations for the fiscal year ending March 31, 2005.

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For more information, please contact:

NTT DoCoMo, Inc.

Public Relations Department

Susumu Takeuchi or Takumi Suzuki

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 48 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 41 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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